ProShares
7272 Wisconsin Avenue, 21st Floor
Bethesda, Maryland 20814
January 17, 2025
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:
ProShares (File Nos. 333-89822; 811-21114)
Ladies and Gentlemen:
Transmitted herewith for filing on behalf of ProShares (the “Trust”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), is Post-Effective Amendment No. 323 under the Securities Act and Amendment No. 332 under the 1940 Act (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). The purpose of this filing is to register shares of ProShares Short XRP ETF, ProShares UltraShort XRP ETF and ProShares Ultra XRP ETF, as new series of the Trust. The Amendment does not supersede or amend any disclosure in the Registration Statement relating to any other series of the Trust. Pursuant to the provisions of Rule 485(a)(2) under the Securities Act, it is intended that this Amendment become effective 75 days after filing.
Should you have any comments or questions, please do not hesitate to contact me at (240) 497-6400.
Sincerely,
/s/Kristen Freeman
Kristen Freeman
Senior Director, Counsel - ProShare Advisors LLC
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